Exhibit 99.1

Cellectis Appoints William Monteith as Senior Vice President U.S. Manufacturing

NEW YORK--(BUSINESS WIRE)--December 10, 2018--Regulatory News:

Cellectis (Euronext Growth: ALCLS - Nasdaq: CLLS), a biopharmaceutical company focused on developing immunotherapies based on gene-edited CAR T-cells (UCART), today announced the appointment of William (Bill) Monteith to the role of Senior Vice President U.S. Manufacturing. This appointment follows Cellectis’ plan to establish commercial manufacturing capabilities in the U.S., which will be Bill Monteith’s responsibility, notably through the deployment of a proprietary state-of-the-art gene-edited cell manufacturing plant for clinical and commercial supplies of our current immuno-oncology UCART product candidates.

Bill Monteith joins Cellectis from Hitachi Chemical Advanced Therapeutics Solutions, where he was the Chief Operating Officer and Site General Manager for three manufacturing facilities. Bill Monteith is based in our New York office and reports to David Sourdive, Ph.D., Co-founder of Cellectis and Executive Vice President Technical Operations.

“With over 35 years of experience in manufacturing, operations and quality assurance, Bill brings his expertise and strategic capabilities to Cellectis at a crucial time, as the company now has two wholly-controlled product candidates being tested in clinical trials, with more to come in 2019,” said Dr. André Choulika, Cellectis Chief Executive Officer. “I am confident that Bill will be a major addition to our team and a driving force as we accelerate our transformation into a fully-fledged biopharmaceutical company, move forward our off-the-shelf, gene-edited CAR T-cell product candidates and continue our commitment to a cure for cancer patients.”

Bill joins Cellectis as a recognized global operations leader with deep manufacturing expertise from his prior roles at various pharmaceutical companies. Prior to his position at Hitachi, Bill spent over 5 years honing his craft at Dendreon Pharmaceuticals, where he held the roles of Vice President and General Manager and later, Executive Vice President Technical Operations. Bill has also held positions with Sandoz Pharmaceuticals, Shire Pharmaceuticals and Wyeth Pharmaceuticals, playing a crucial part in their respective manufacturing processes.

“This is a pivotal time for Cellectis, as we continue clinical trials and shift closer to product commercialization – something that will ultimately have the potential to impact patients,” noted Mr. Monteith. “I am eager to hit the ground running and begin implementing with a team that has already done so much to build a strong and efficient manufacturing process, and am honored to be a part of the company that’s pioneering the allogeneic CAR T-cell space.”

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About Cellectis

Cellectis is a clinical-stage biopharmaceutical company focused on developing a new generation of cancer immunotherapies based on gene-edited T-cells (UCART). By capitalizing on its 18 years of expertise in gene editing – built on its flagship TALEN® technology and pioneering electroporation system PulseAgile – Cellectis uses the power of the immune system to target and eradicate cancer cells.

Using its life-science-focused, pioneering genome engineering technologies, Cellectis’ goal is to create innovative products in multiple fields and with various target markets.

Cellectis is listed on the Nasdaq (ticker: CLLS) and on Euronext Growth (ticker: ALCLS). To find out more about us, visit our website: www.cellectis.com

Talking about gene editing? We do it. TALEN® is a registered trademark owned by Cellectis.

Disclaimer

This press release contains “forward-looking” statements that are based on our management’s current expectations and assumptions and on information currently available to management. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Further information on the risk factors that may affect company business and financial performance is included in Cellectis’ Annual Report on Form 20-F and the financial report (including the management report) for the year ended December 31, 2017 and subsequent filings Cellectis makes with the Securities Exchange Commission from time to time. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons why actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.

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CONTACT:
For further information, please contact:

Media contacts:
Jennifer Moore, VP of Communications, 917-580-1088, media@cellectis.com
Caitlin Kasunich, KCSA Strategic Communications, 212-896-1241, ckasunich@kcsa.com

IR contact:
Simon Harnest, VP of Corporate Strategy and Finance, 646-385-9008, simon.harnest@cellectis.com

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